Exhibit 99.3

VBL Therapeutics Enters Into Ordinary Share Purchase Agreement of up to $20 Million With Aspire Capital Fund, LLC

Agreement extends current cash runway to Q1 2023

TEL AVIV, Israel, Jan 15, 2021 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT), a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications, today announced that it has entered into an Ordinary Share Purchase Agreement with Aspire Capital Fund, LLC. Proceeds from any sales of ordinary shares pursuant to the Purchase Agreement will be used for working capital and for general corporate purposes.

Under the Agreement, Aspire has committed to purchase up to $20 million of the Company’s ordinary shares at VBL Therapeutics’ discretion from time to time during a 30-month period at prices based on the market price at the time of each sale. VBL Therapeutics will retain full control as to the timing and amount of any sale of ordinary shares to Aspire, subject to certain limitations specified in the Purchase Agreement. The Purchase Agreement does not contain any restrictions on the use of any of the proceeds or future financings and there are no financial covenants, participation rights, rights of first refusal, or penalties. There are no warrants or other derivative securities associated with the transaction. VBL Therapeutics has the right to terminate the Purchase Agreement at any time without any additional cost or penalty.

“We believe that VBL Therapeutics has cultivated a promising yet underappreciated pipeline of anti-cancer and anti-inflammatory agents underpinned by robust in-house manufacturing capabilities. Given the positive initial reports and noteworthy enrollment progress with OVAL, we are very enthusiastic about VB-111’s prospects in ovarian cancer and are looking forward to the study’s results. We’re also eager to support the progress of VBL’s antibodies targeting MOSPD2, especially following the exciting results reported in 2020 at major medical meetings including AACR and EULAR,” stated Steven G. Martin, Managing Member of Aspire Capital.

“We are excited to enter into this transaction with Aspire Capital, a healthcare-focused institutional investor,” added Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “This Purchase Agreement provides VBL the opportunity to access capital at the Company’s discretion, in a reasonable and efficient manner, to support our ongoing OVAL phase 3 study of VB-111 in patients with platinum-resistant ovarian cancer. We recently announced the expansion of OVAL into Europe and reported that the study has surpassed 200 patients enrolled, and will undergo its third DSMC review this quarter. The capital we have access to under this Purchase Agreement will help us maintain a strong balance sheet through top-line results from OVAL, as well as readouts from additional ongoing studies of VB-111 in colorectal cancer and recurrent glioblastoma by the NCI and Dana Farber, respectively. Importantly, this added financial flexibility may help us to advance development of VB-601, a first-in-class anti-MOSPD2 monoclonal antibody, which has potential across multiple chronic inflammatory indications.”

A more complete and detailed description of the Purchase Agreement and the related registration rights agreement is set forth in VBL Therapeutics’ Current Report on the Form 6-K, filed today with the U.S. Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About the OVAL study (NCT03398655)

OVAL is an international Phase 3 randomized pivotal potential registration clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The study is planned to enroll approximately 400 patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the quality and integrity of clinical and basic scientific research in the field of gynecologic malignancies.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with a focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL-sponsored Phase 3 potential registration trial for platinum-resistant ovarian cancer.

About Aspire Capital

Aspire Capital Partners, LLC, is the manager of Aspire Capital Fund, LLC, a private, long-only investment fund focused on investing in US publicly traded healthcare and life science companies through open market investments and direct investments including private placements, PIPEs, registered directs, public offerings, and our firm commitment at-the-market investment structure.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the Purchase Agreement and any sales made to Aspire thereunder, our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed, or that we will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2019, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Irina Koffler

LifeSci Advisors

ikoffler@lifesciadvisors.com

(646) 970-4681